October 7, 2005
Karen J. Garnett
Geoffrey Ossias
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549-4561
VIA EDGAR AND BY HAND

Re:	Cogdell Spencer Inc. Amendment No. 1 to Registration Statement on Form S-11 Filed September 16, 2005 File No. 333-127396
Dear Ms. Garnett/Mr. Ossias:
     On behalf of our client, Cogdell Spencer Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated September 30, 2005 (the “September 30 Letter”), with respect to Amendment No. 1 to the Registration Statement (the “Registration Statement”) on Form S-11 (Registration No. 333-127396) filed by the Company on September 16, 2005. The responses to the Staff’s comments are set out in the order in which the comments were set out in the September 30 Letter and are numbered accordingly.
     We have enclosed with this letter a marked copy of Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement. Unless otherwise indicated, page references in the description of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2.
Summary
Overview, page 1
1.	Please provide us with objective support for the assertion on page 2 that you have experienced “strong” growth over the last 10 years.

     In response to this Comment, under the captions “Summary—Cogdell Spencer Inc.—Overview” on page 1 and “Business and Properties” on page 74, we have deleted the reference to “as we have experienced strong growth.”
Our Wholly Owned Properties, page 5
2.	Where relevant, please discuss briefly your consulting and finance activities.
     In response to this Comment, we have revised the caption “Summary—Managed Properties” on page 8 to “Summary—Managed Properties and Other Revenue” and have revised the disclosure to briefly discuss our advisory activities. We have also made the conforming change under the caption “Business and Properties—Managed Properties” on page 81.
Formation Transactions, page 8
3.	We note from page 9 that the value of cash, shares and operating partnership units to be issued to property holders comes to $144.4 million based on the anticipated mid-point of the price range of this offering. Please disclose here the value of the property to be contributed to you as determined prior to the filing of this registration statement, using the valuation analysis described on page 110.
     In response to this Comment, under “Summary—Formation Transactions” on page 8 and “Structure and Formation of our Company—Valuation of Existing Entities” on page 112, we have revised the disclosure to include the requested information.
4.	On page 9, please define “net tangible book value,” explain why this information is useful to investors in assessing the relative value of the formation transactions, and explain the significance of a negative book value.
     In response to this Comment, under “Summary—Formation Transactions” on page 8 and “Structure and Formation of our Company—Valuation of Existing Entities” on page 112, we have revised the disclosure to include the requested information.
5.	We note that you refer to different book values here and in your pro forma consolidated balance sheet. We also note that you refer, here and in your discussion of dilution on page 48, to different numbers of shares and operating partnership units to be issued in your consolidation transaction. Please confirm that references to historical net tangible book value and aggregate shares to be issued in the consolidation transaction are consistent throughout.
     In response to this Comment, under the caption “Summary—Formation Transactions” on page 8, we have revised the disclosure to present consistent references to historical net tangible book value and under the caption “Summary—Formation Transactions” on page 8, to present consistent references to aggregate shares to be issued in the consolidation transaction.

Line of Credit, page 13
6.	Please disclose that you may also use your line of credit to fund your initial distribution.
     In response to this Comment, under the caption “Summary—Line of Credit” on page 12, we have revised the disclosure to include the requested information.
7.	We note that affiliates of the underwriters will be lenders under your secured line of credit. Please include a section in your summary and in the risk factors covering conflicts of interest with your underwriters. Identify the underwriters involved, disclose the fees to be received and discuss the potential impact on the underwriters’ due diligence obligations.
     In response to this Comment, under the caption “Summary—Line of Credit” on page 12, we have revised the disclosure to include a section covering potential conflicts of interest with our underwriters, have added a caption “Summary—Conflicts of Interest” on page 13 and have included a new risk factor entitled “Risk Factors—Risks Related to the Offering” on page 38 as well as including this risk under the caption “Summary—Summary Risk Factors” on page 4.
Distribution Policy, page 13
8.	Please disclose what part of the initial distribution you expect to represent a return of capital. Describe the sources of cash you will use to fund your initial distribution in excess of cash available for distribution. Also, please revise to state the payout ratio if the underwriters exercise the over-allotment option in full.
     In response to this Comment, under the captions “Summary—Distribution Policy” on page 14, “Risk Factors—Risks Related to Our Organization and Structure—To the extent our distributions represent a return of capital for tax purposes you could recognize an increased capital gain upon a subsequent sale of your common stock” on page 36, and “Distribution Policy” on page 43, we have revised the disclosure to include the requested information.
Risk Factors, page 19
9.	We note your response to prior comment 37, regarding disclosure of potential liability under the tax protection agreements. We do not agree with your analysis that liability under these agreements is too remote to warrant analysis or too complex to calculate. It appears to us that there are many ways such obligations could be triggered despite your contrary intentions, including foreclosure. Please include a risk factor covering your total potential liability under these agreements. From page 111, this liability would appear to be the difference between the tax basis and the fair market value of the properties contributed to you on the date of contribution. Please disclose these figures as well.

     In response to this Comment, under the caption “Risk Factors—Risks Related to Our Organization and Structure—Tax indemnification obligations could limit our operating flexibility by limiting our ability to sell specified properties” on page 32, we have revised the disclosure to include the requested information.
Risks Related to Our Properties and Operations, page 19
The long-term effects of Hurricane Katrina... page 20
10.	Please disclose the percentage of revenue attributable to East Jefferson Medical Specialty Building. Regardless of whether it was damaged during the storm, the risks based on the pace of recovery in the area appear to be the same.
     In response to this Comment, under the caption “Risk Factors—Risks Related to Our Properties and Operations—The long-term effects of Hurricane Katrina may adversely affect the ability of our tenants at two of our properties to meet future rent obligations” on page 20 and under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of Hurricane Katrina” on page 63, we have revised the disclosure to disclose the percentage of annualized rent attributable to our two properties located in Metairie, Louisiana.
Distribution Policy, page 43
11.	We note your response to comment 26. Despite your historical renewal rates, the lease renewals assumed in the table on page 45 are not based upon contractual agreements and it is therefore not permissible to include them in your projection of cash available for distribution. Please revise the distribution table as necessary.
     In response to this Comment, under the caption “Distribution Policy” on page 43, we have revised the disclosure to eliminate the assumption of lease renewals not based on contractual agreements and have omitted from the table the line item reflecting this adjustment.
12.	It appears that you have added pro forma income before minority interests for the six months ended June 30, 2004, rather than subtracting it, to arrive at pro forma loss before minority interests for the twelve months ended June 30, 2005. Please revise as necessary. Also, revise your disclosure to show how you derived pro forma income before minority interests for the six months ended June 30, 2004.
     In response to this Comment, under the caption “Distribution Policy” on page 43, we have revised the disclosure to subtract pro forma income before minority interests for the six months ended June 30, 2004. In addition, we have revised the table on page 45 to include a new footnote showing how the Company derived pro forma income before minority interests for the six months ended June 30, 2004.
13.	Please revise the narrative to explain why you do not expect the tax protection agreements to have a significant impact on our debt or required cash payments.

     In response to this Comment, under the caption “Distribution Policy” on page 43, we have revised the disclosure to include the requested information.
14.	Please tell us why you list scheduled debt repayments as both an investing and a financing activity. Also, please confirm that you have correctly calculated the sum appearing on the line for estimated cash flows from investing activities.
     In response to this Comment, under the caption “Distribution Policy” on page 43, we have revised the disclosure to indicate that scheduled debt principal payments should be included as a financing activity only and have revised certain calculations in the table, on page 45 including the calculation referenced in this Comment.
Dilution, page 48
15.	You disclose on page 48 that as of June 30, 2005, the pro forma net tangible book value of the Company was $(49.2) million after giving effect to the formation transactions, but before giving effect to the sale of shares in this offering. However, the table on page 49 presents a $41.9 million pro forma net tangible book value of assets contributed to the operating partnership, giving effect to the formation transactions, but not to the effects of this offering. Please explain this discrepancy to us and clarify in your next amendment
     In response to this Comment, under the caption “Dilution” on page 49, we have revised the disclosure to indicate that the $(49.2) million figure represents the pro forma net tangible book value of the Company before giving effect to the formation transactions and have added a footnote to the table explaining the calculation.
Management’s Discussion and Analysis, page 53
Trends Which May Influence Results of Operations, page 54
16.	For each period, please quantify the impact of non-recurring development fees and hedging instruments on net income and please quantify and discuss the anticipated impact of revenue SFAS No. 133 on net income going forward.
     In response to this Comment, under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends Which May Influence Results of Operations” on page 55, we have revised the disclosure to include the requested information. We further advise the Staff supplementally that we have previously discussed the anticipated impact of SFAS No. 133 on our revenues to the extent possible in the last sentence under this caption.
Cash Flows, page 59
17.	Please revise your discussion of cash flows to discuss the underlying drivers of these activities. For instance:
•	For the six months ended June 30, 2004 and 2005, please discuss why you believe you engaged in fewer development projects (and experienced reduced development and management fees) this year and what this could mean to future results; and
•	For the full years 2004 and 2005, please explain why a change in operating assets and liabilities impacted cash flow.
     In response to this Comment, under the caption “Management’s Discussion and Analysis—Cash Flows” on page 60, we have revised the disclosure to include the requested information.
Liquidity and Capital Resources, page 60
18.	Please disclose how long you believe you will be able to meet your liquidity needs based on your cash position at the close of this offering and anticipated expenditures over the next 12 months, including your initial distribution. Please explain the basis of your belief.
     In response to this Comment, under the caption “Management’s Discussion and Analysis—Liquidity and Capital Resources—Short-Term Liquidity Needs” on page 62, we have revised the disclosure to delete the reference to proceeds of the offering being used to satisfy short-term liquidity requirements and to include the requested information, including that the payment of the Company’s initial distribution will be from net cash provided by operations, existing cash balances of our predecessor and, if necessary, funding under our unsecured line of credit only.
19.	We note your disclosure on page 60 indicating that the predecessor’s debt agreements contain minimum debt service coverage ratios. To the extent you will assume these loans, please revise the disclosure to quantify these ratios.
     In response to this Comment, under the caption “Management’s Discussion and Analysis—Liquidity and Capital Resources” on page 61, we have revised the disclosure to include the requested information.
Short-Term Liquidity Needs, page 60
20.	We note your response to prior comment 38. It appears to us that, on an annualized basis, capital expenditures in 2005 will be significantly less than actual expenditures in 2004 and anticipated expenditures in 2006. Please explain why.
     In response to this Comment, under the caption “Management’s Discussion and Analysis—Short-Term Liquidity Needs” on page 62, we have revised the disclosure to include the requested information.

Off-Balance Sheet Arrangements, page 62
21.	Please revise the last sentence under this heading to explain why you do not expect your guarantees to have a material impact on your financial statements in the future.
     In response to this Comment, under the caption “Management’s Discussion and Analysis—Off-Balance Sheet Arrangements” on page 64, we have revised the disclosure to include the requested information.
Indebtedness Outstanding Upon Completion of the Offering, page 63
22.	Refer to the pro forma table at the bottom of page 64. Please revise to state the total amount of the debt balance column. Also, please explain what is represented by the $16.89 amount as a “total” for rent per leased square foot. Provide conforming disclosure in the table on page 78.
     In response to this Comment, under the caption “Management’s Discussion and Analysis—Indebtedness Outstanding Upon Completion of the Offering” on page 64 and “Business and Properties—Our Aggregate Portfolio—Joint Venture Properties” on page 80, we have revised the disclosure to include the requested information and have deleted the reference to $16.89 as that amount is not a “total.”
Unsecured Credit Facility, page 65
23.	Please file the commitment letter as an exhibit to this registration statement and disclose, if true, that it does not represent a legally binding obligation. Also, please discuss how you would meet your specified liquidity needs over the next 12 months in the event that your credit facility falls through.
     In response to this Comment, we have filed the commitment letter as Exhibit 10.18 to Amendment No. 2. In addition, under the caption “Management’s Discussion and Analysis—Unsecured Credit Facility” on page 66, we have revised the disclosure to include the requested information.
Industry Background/Market Opportunity, page 68
24.	Please discuss countervailing factors evident from the supporting material provided to us. For instance, in “Health Care REITs Enjoy a Smoother Ride” (a May/June 2005 article published by NAREIT) the author states that the favorable reimbursement rates that have characterized the industry in recent years may change in light of current federal and state budget concerns. In addition, there is fierce competition for assets and the fortune of assets located near hospital systems will be closely tied to the health of the system itself.
     In response to this Comment, under the caption “Industry Background/Market Opportunity—Market Opportunity—Healthcare Real Estate Industry Background” on page 70 and “—Key Trends Affecting Healthcare Providers” on page 71, we have revised the disclosure to include the requested information. In addition, we respectfully submit to the Staff that that the Industry Background/Market Opportunity section discusses trends applicable to the healthcare industry and healthcare providers generally. We, therefore, do not believe it is appropriate to include a discussion of competition for assets in this section, in light of the fact that this is a risk applicable to the Company as an acquirer of real estate assets rather than to healthcare providers. We refer the Staff to the section entitled “Risk Factors—Risks Related to our Properties and Operations—We face increasing competition for the acquisition of medical office building and healthcare related facilities, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions” on page 22 for a discussion of the effects of competition for assets on the Company’s business.
Business and Properties, page 72
Overview, page 72
25.	We note your reliance on a building survey as support for your belief that you enjoy a high level of satisfaction among your tenants. The survey reports overall satisfaction ratings between 2.71 (slightly less than neutral) and 3.46 (slightly more than neutral) on a scale of one to five. This does not appear to support your assertion. Please provide additional support or revise your disclosure.
     In response to this Comment, we respectfully advise the Staff that the survey provided is on a scale of 0 to 4, not 1 to 5. Accordingly, overall satisfaction ranges from 74% (2.71/4.00) to 89.0% (3.46/4.00), with an average portfolio satisfaction rating of 80.8% (3.04/4.00). The Company believes that this supports its position that it enjoys a high level of satisfaction among its tenants.
Joint Venture Properties, page 78
26.	Please disclose the percentage of lease revenue subject to termination or renewal in 2005, 2006 and 2007.
     In response to this Comment, we advise the Staff supplementally that the Company believes that this information would not be meaningful to investors as the Company’s ownership percentage in its joint venture properties is de minimis, ranging from 1.0% to 34.5%, with only one property over 10%. Additionally, the Company’s interest in the joint venture properties represents only approximately 7.2% of the joint venture properties’ total annualized rent as of June 30, 2005, and only approximately 1.0% of the total annualized rent of the Company’s wholly-owned properties. Accordingly, the Company believes that including disclosure regarding its joint venture lease revenues subject to termination for these periods may be misleading to investors.

Development Opportunities, page 78
27.	Please provide tabular disclosure showing the location of each development property, anticipated rentable square feet, ownership interest, phase number and, if known, anticipated date of completion. If any equity holders in these properties are affiliated with you, please identify them.
     In response to this Comment, under the caption “Business and Properties—Development Opportunities” on page 80, we have revised the disclosure to include the requested information. We further advise the Staff supplementally that there are no equity holders in these properties who are affiliated with the Company.
Management, page 88
Executive Compensation, page 93
28.	Please provide footnote disclosure of the fact that the named executives received additional compensation as a result of their equity interests in the properties.
     In response to this Comment, we advise the Staff supplementally that the receipt of distributions by our named executive officers with respect to their equity interests in our properties is not considered compensation. Accordingly, we do not feel that it is appropriate to include this information in the executive compensation table.
Employment Agreements, page 94
29.	It appears from page 96 that the confidentiality and non-solicitation provisions do not apply unless the executive agrees to accept severance from you. Please explain why. In the event that your officers are not currently bound by any confidentiality or non-solicitation provisions, please include a risk factor addressing this.
     In response to this Comment, under the caption “Management—Employment Agreements” on page 96, we have revised the disclosure in order to clarify that it is in the Company’s power to determine whether members of management are subject to any confidentiality or non-solicitation provisions. If the Company opts to pay additional severance to an executive officer as described under this caption on page 98, then that officer will be subject to non-competition, customary confidentiality or non-solicitation provisions. Because it is within the sole discretion of the Company to subject the officer to the non-competition, confidentiality and non-solicitation provisions of his employment agreement, we do not believe the addition of a risk factor is appropriate.
Certain Relationships and Related Transactions, page 101
30.	We note your response to prior comment 65 and reissue the comment. Cost and depreciation information is required by instruction 5 to Item 404(a) of Regulation S-K and Item 23 of Form S-11. Unlike the net tangible book value provided in your summary section, cost and depreciation information provides investors with a picture of the profit flowing to related parties as opposed to the relative value of those properties from an investment perspective.
     In response to this Comment, under the caption “Certain Relationships and Related Transactions” on page 103, we have revised the disclosure to include the requested information.
Structure and Formation of Our Company, page 109
31.	We note your response to prior comment 72. Please file all formation-related agreements as exhibits to your next amendment or tell us why you are not yet able to file them.
     In response to this Comment, we have filed the requested agreements as Exhibits 10.6 and 10.12 to 10.17 to Amendment No. 2.
Underwriting, page 152
32.	Your response to prior comment 79 indicates that you attached an exhibit containing directed share program materials. We were unable to locate this exhibit. Please attach it to your next response.
     In response to this Comment, we have attached the requested information containing the directed share program materials to this letter as Exhibit A.
Unaudited Pro Forma Financial Information, page F-2
33.	Please revise your pro forma financial statements to present the adjustments for the formation transactions before the offering adjustments. In addition, revise to present a subtotal column before the offering adjustments column so that investors can clearly see the operating results of the combined entity for which they will be investing.
     In response to this Comment, we have revised the pro forma financial statements on page F-3 to include the requested information.
Information Not Required in Prospectus
Recent Sales of Unregistered Securities
34.	We note from page 62 that you intend to issue 58,100 shares of restricted stock to your employees upon the close of this transaction. Please tell us why this transaction does not need to be discussed in your recent sales section and, in any event, please tell us the exemption from registration upon which you intend to rely.
     Item 701 of Regulation S-K relates to securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act of 1933. In response to this Comment, we advise the Staff supplementally that we did not include disclosure relating to expected grants of restricted stock as these issuances have not yet occurred and therefore would not fall within the disclosure requirements set forth in Item 701. We further advise the Staff that we have revised the disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Expected Equity-Based Compensation Charge” on page 64 in order to reflect the fact that these are expected issuances, and that the grants of these shares of restricted stock are not being done pursuant to this offering or the formation transactions. In addition, we advise the Staff supplementally that these issuances will be made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

     We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay L. Bernstein and Andrew S. Epstein, 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).
Very truly yours,

/s/  Andrew S. Epstein

Andrew S. Epstein
Enclosures

cc:	Daniel Gordon Kristina Beshears James W. Cogdell Frank C. Spencer Jay L. Bernstein Gilbert G. Menna Eric J. Graham

Exhibit A
Dear [Mr. or Ms.                                         ]
Cogdell Spencer Inc. (the “Company”), has recently filed a registration statement with the Securities and Exchange Commission, relating to a proposed offering of the Company’s common stock to the public. In connection with this offering, the Company has set aside a certain number of shares for purchase by employees, officers and directors of the Company and certain other persons through a Directed Share Program (“DSP”) administered by Smith Barney, a division of Citigroup Global Markets Inc. (“Smith Barney”). The complete details of the offering are contained in the preliminary prospectus attached to the registration statement.
The enclosed package includes a copy of the preliminary prospectus as well as a DSP packet. If you wish to participate in this program, you must complete, sign, date and return to The [ ] Group of Smith Barney, the several forms included in the enclosed packet by the subscription deadline of Month ##, 2005.
A summary of the process to participate in the DSP is as follows:
1. Complete, sign, date and return the forms in the enclosed packet by the date specified above. Please note that by completing the forms, you are not assured that you will receive the number of shares you request, or any shares at all.
2. The Company and Smith Barney, will review all packets and the Company will determine how many shares, if any, to allocate to each person requesting to participate in the DSP.
3. If you are ultimately allocated shares in the DSP and you wish to invest in the offering, you will need to confirm your interest with a member of the [ ] Group of Smith Barney after the registration statement has been declared effective by the Securities and Exchange Commission and after the offering price has been established. The time for confirmation is between 6:00 pm Eastern Time (“ET”) on the day that the offering is priced and 8:00 am ET the following morning.
You are not obligated to purchase any shares allocated to you in the DSP unless and until you confirm your intention to purchase these shares after registration statement has been declared effective by the Securities and Exchange Commission. It is critical that you provide all telephone numbers Smith Barney should use to attempt to reach you in the forms attached. If Smith Barney is unable to reach you during this 14-hour period, you will be unable to participate in the DSP.
4. Once you have confirmed your intention to purchase by telephone, you will be obligated to buy the shares at the IPO price. Payment will be due within four business days after the pricing date. Please note: All units purchased through the DSP will be subject to a “lock-up” agreement that would prevent the sale, transfer or other disposition of these units for a period of 25 calendar days from the offering date.
We wish to emphasize that this notification is being made for informational purposes only and that none of the Company, Citigroup Global Markets Inc. or any other underwriter is soliciting, recommending or encouraging your purchase of common shares in this offering.
Finally, you should be aware that your purchase of common shares is an investment subject to the inherent risks of the stock market. There can be no assurance that the market price of the common shares after the offering will be higher than the initial offering price.
Please read the preliminary prospectus carefully prior to making your investment decision.
Very truly yours,
(Signature Required)
Chief Executive Officer
A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer to buy these securities can be accepted and no part of the purchase price can be received until the registration statement has become effective. Any such offer may be withdrawn or revoked, without obligation or commitment to any kind, at any time prior to notice of its acceptance given after the effective date. An Indication of interest in response to this communication will involve no obligation or commitment of any kind.

LADIES AND GENTLEMEN DIRECTED SHARE PROGRAM The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. In connection with the recent filing with the Securities and Exchange Commission ("SEC") of a registration statement related to a proposed offering of ########## shares of common stock of Cogdell Spencer Inc. (the "Company"), we are sending you a copy of the preliminary prospectus included in the registration statement. The Company has instructed the underwriters to reserve up to five percent of the offering for purchase by employees, officers and and certain related persons of the Company through a Directed Share Program (the "Program"). The Company has contracted with Smith Barney, a division of Citigroup Global Markets Inc. ("Smith Barney") to administer the Program exclusively. Persons invited to participate in the Program will be able to participate either directly through the lead Smith Barney Financial Consultant team for this offering, The [Moore] Group or through Smith Barney's online Directed Share Program system if you are located in the United States. Persons with existing Smith Barney accounts may indicate that they wish to use their existing account as part of the information provided in the online process or by so indicating through the return of the physical forms to the lead Smith Barney Financial Consultant team. The purpose of this package is to allow you to indicate to us if you have an interest in purchasing shares in the Company's initial public offering ("IPO") at the offering price through this Program. Persons who are interested in participating in the Program should be aware that a minimum purchase of 100 shares is required. The indication of interest is not a binding obligation. If you choose to purchase shares of the Company through the Program you agree that until 25 calendar days after the public offering date set forth on the final prospectus used to sell the shares you will not offer, sell, contract to sell, encumber, pledge, grant any option or contract to purchase or otherwise transfer or dispose of, directly or indirectly, any of the shares purchased in the Directed Share Program or securities convertible into or exchangeable or exercisable for any shares purchased in the Directed Share Program, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the shares purchased in the Directed Share Program, whether any such aforementioned transaction is to be settled by delivery of such shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or other disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Smith Barney. After the registration statement has been declared effective and the offering has been priced, a member of the [Moore] Group will inform you if any shares have actually been allocated to you by the Company by telephone call. At that point you will be asked to confirm your intention to purchase. You are not obligated to purchase any shares allocated to you by the company unless and until you confirm your intention to purchase after the registration statement has been declared effective by the Securities and Exchange Commission. In the event that a member of the [Moore] Group is unable to speak with you to confirm your intention to purchase the shares allocated to you, a message will be left referencing the Program and asking that you return the call to receive and confirm your allocation by 8:00 a.m. Eastern Time ("ET") on the deadline date specified. If you do not receive a telephone call by a member of the [Moore] Group by Monday, Month ##, 2005 and you are interested in participating in this Program, please make sure to contact their team directly at the telephone numbers provided within these materials.

LADIES AND GENTLEMEN DIRECTED SHARE PROGRAM If you wish to purchase shares in the offering, you must CONFIRM your intention to purchase the shares allocated to you, or a lesser amount, by 8:00 a.m. ET the day after pricing via any of the following means: Direct telephone call to the [Moore] Group as provided below; the online system if you register for online use through the lead Smith Barney Financial Consultant team; or the Interactive Voice Response ("IVR") system at 1-800-641-0175. The unique IVR Code for this Program is: ###. Please note that the IVR system is only available for the confirmation portion of the Program. Contact information for the Smith Barney Financial Consultant team for this Program can be found on the bottom of this letter and on Form 4 of this packet under the heading Post Pricing Procedural Information. Online confirmation for U.S. participants may be undertaken during the confirmation period stated above by going to the Benefit ACCESS web site at www.benefitaccess.com If you confirm your intention to purchase these shares, you will have entered a binding agreement and you must purchase and pay for them. A copy of the final prospectus and a written confirmation will be sent to you. If you do not confirm with Smith Barney your intention to purchase the shares allocated to you, or a lesser amount, by 8:00 a.m. ET the day after pricing, you will not be obligated nor will you be able to purchase ANY shares through the directed share program. As indicated on the cover page of the preliminary prospectus, the initial offering price for these shares is currently anticipated to be between $##.00 and $##.00 per share; however, the price range may be changed prior to the offering. It is also currently anticipated that the offering will be formally priced and will commence trading during the week of Month ##, 2005. Payment for the shares will be due within four business days of such pricing date (settlement date). Please note that the date of pricing for the offering could also change. There is no obligation to participate in this Program; however, should you wish to do so, please carefully read the enclosed preliminary prospectus relating to the offering and the attached general information memorandum. If you have any questions regarding the offering or the Directed Share Program please contact the [Moore] Group at Smith Barney toll free at: 877-860-3311. Very truly yours, The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION ALL MATERIALS MUST BE RECEIVED BY SMITH BARNEY ATTN: THE [MOORE] GROUP AT THE ADDRESS LISTED BELOW NO LATER THAN MONDAY, MONTH ##, 2005 AT 4:00 PM EASTERN TIME (ET). IF YOU ARE LOCATED IN THE UNITED STATES AND WILL BE USING THE ONLINE SYSTEM, YOU WILL ONLY NEED TO RETURN THE FOLLOWING FORMS VIA FAX OR OVERNIGHT MAIL: The New Account Information Form The Form W-9 IPO Questionnaire Conflicts Clearance Letter (Applies to employees of vendors to the Company only) The Lock-Up Agreement *All other required information may be provided via the online system. IF YOU ARE LOCATED OUTSIDE OF THE UNITED STATES OR IF YOU ARE NOT USING THE ONLINE SYSTEM. YOU WILL NEED TO RETURN THE FOLLOWING FORMS VIA FAX OR MAIL: 1. The New Account Information Form: To participate in the Program you must have a Smith Barney account. Completing this form will allow Smith Barney to open an account for you. 2. Indication of Interest Form: Used to communicate the number of shares you are interested in purchasing. 3. Form W-9: Request for Tax-payer Identification Number (W-8 for Non-U.S. persons) 4. Post Pricing Procedural Information: Contact information to assist in reaching you on the evening of pricing to to determine if you wish to proceed with the purchase of shares. 5. IPO Questionnaire: Non-Employees of the Company are required to complete a brief questionnaire reviewing whether you may be prohibited from purchasing Initial Public Offering securities as a non- employee of Geologistics Corp. through this Program. 6. Conflicts Clearance Letter: Letter signed by an officer of the employing company of an invited person identified as having a business relationship with the issuing Company. 7. Lock-Up Agreement: To participate in the Program, you must agree not to sell any shares purchased through the Program for 25 calendar days. Your execution of the Lock-Up Agreement does not constitute an obligation on your part to buy any shares or an agreement on our part to sell you any shares. Smith Barney Attn: The [MOORE} Group Telephone Numbers: Fax Numbers:

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION Methods of Participation in the Program: Online or through the Smith Barney Financial Consultant Team assigned to this Program A. Participation Via the Internet: Participants located in the United States with valid e-mail accounts and Internet connectivity can log on to Smith Barney's Benefit ACCESS web site (www.benefitaccess.com) and perform most required actions to participate in the Program, view Program documents, indicate an interest to purchase shares and confirm your purchase decision after the offering has been priced. If the Company provided on your behalf a valid e-mail address to Smith Barney, then an e-mail has been sent to you with the details on how to activate your online account in addition to this mailed package. If you have not yet received an e-mail from Smith Barney and wish to participate in the Program via the web, please contact the [MOORE] Group at the following telephone number [ ] to request access to the Benefit ACCESS web site. PARTICIPANTS WHO HAVE ALREADY COMPLETED THE INDICATION OF INTEREST AND THE POST PRICING PROCEDURAL INFORMATION VIA THE INTERNET NEED ONLY RETURN THE FOLLOWING FORMS TO THE SMITH BARNEY FINANCIAL CONSULTANT REFERRED TO BELOW: NEW ACCOUNT INFORMATION FORM FORM W-9 THE IPO QUESTIONNAIRE'S CONFLICTS CLEARANCE LETTER (Applies to employees of vendors to the Company only) LOCK-UP AGREEEMENT B. Participation Via a Smith Barney Financial Consultant: Participation via a Smith Barney Financial Consultant can be facilitated by faxing or mailing the forms listed above (which are attached hereto) to the Financial Consultant listed below: Smith Barney Attn: The [Moore] Group Telephone Numbers: Fax Numbers: Forms sent via overnight mail or fax should be sent so that they are received by no later than Monday, Month ##, 2005 at 4:00 p.m. ET. Confirmation of purchase must be made by 8:00 a.m. ET the day after pricing.

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION Who is Eligible to Participate in the Directed Share Program? In connection with the Initial Public Offering ("IPO"), the Company has the option to direct a certain number of shares to selected employees, officers, directors and certain other persons. You have been identified as a person who may be able to purchase shares in the IPO. Only those people designated by the Company are eligible to participate in the Program; you may not designate additional people to participate. You will not be charged any fees for purchasing shares in the program, i.e., no account opening fees, no buying commission fees and no account maintance fees. You may be charged for a fee upon sale of any shares purchased through the program. Please contact your assigned Smith Barney Finanical Consultant for information relating to applicable fees for transfer, sale or other disposition of these shares What Do I Need To Do To Participate in the Program? If after receiving the preliminary prospectus, you have an interest in purchasing shares in the offering, you must complete the enclosed forms and mail or fax them to your assigned Smith Barney Financial Consultant so that they are received by no later than Monday, DATE ##, 2005 at 4:00 p.m. ET. The indication of interest is not a binding obligation to purchase shares in the IPO. U.S. based participants with valid e-mail accounts and Internet connectivity can log on to Smith Barney's Benefit ACCESS web site (www.benefitaccess.com) and perform most required actions to participate in the Program, view Program documents, indicate an interest to purchase shares and confirm your purchase decision after the offering has been priced. U.S. based participants who participate via the Internet must return the New Account Information Form, Form W-9 and the IPO questionnaire by mail or fax to your assigned Smith Barney Financial Consultant so that they are received by no later than Monday, DATE ##, 2005 at 4:00 p.m. ET. If the Company provided on your behalf a valid e-mail address to Smith Barney, then an e-mail has been sent to you with the details on how to activate your online account. If you have not yet received an e-mail from Smith Barney and wish to participate in the Program via the web, please contact a member of the Smith Barney Financial Consultant team indicated within this package to request access to the Benefit ACCESS web site. You must have a Smith Barney brokerage account in order to participate in the Program. If you already have a Smith Barney account, you must still complete all of the forms mentioned above, other than the New Account Information Form, either online or return them to your assigned Smith Barney Financial Consultant, referenced on pages 1 and 2 of this document. You will be permitted to purchase the shares through your existing Smith Barney account and will not be required to open a new account. Please note: The indication of interest is not a binding obligation to purchase shares in the IPO

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION The Internal Revenue Code requires that a Form W-9 (W-8 for non-U.S. persons) be completed, signed and returned to Smith Barney. Failure to submit this Form will result in backup withholding of the gross proceeds from any sale or dividends paid to your account. You may be able to claim backup withholding as a credit against your federal income tax liability on your tax return. Consult your tax advisor for further details as Smith Barney does not render tax advice. How Many Shares Can I Purchase? If you desire to purchase shares a minimum purchase of 100 shares is required. There is no assurance that you will receive any or all of the shares that you request. Please be advised that by sending this letter to you, the Company is not making any recommendations as to whether or not you should participate in the offering and if you participate, how many shares you should elect to purchase. In particular, you should note that an investment in shares of common stock involves a high degree of risk and the Directed Share Program is not designed to capture potential short-term increases in the price of the shares. Once the shares have opened for trading, the market price of the shares of common stock could fluctuate substantially down or up from the initial public offering price. Before deciding whether to elect to purchase any shares, you are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal business and financial advisor. What Will The Final Price Be? When Will It Be Determined? How Will I Be Advised of The Final Price It is currently anticipated that the initial offering price will be between $##.00 and $##.00 per share; however, the price range may be changed prior to the offering. The shares are expected to be listed on the Nasdaq National Market under the trading symbol [ ]. The offering will be priced after the market closes on the day of pricing and the shares are expected to begin to trade the next day. Currently, this is expected to occur during the week of MONTH ##, 2005. Online participants should visit the Program site at www.benefitaccess.com each evening of this week after 6:00 p.m. ET for updates on pricing and allocations. If you have activated your Smith Barney account online AND you have indicated your interest in participating in the Program, you will receive an e-mail indicating that the Program has priced. The e-mail will direct you back to the web site to make your purchase decision. You should independently visit the Program site each night after 6:00 p.m. ET during the week of anticipated pricing for updates on pricing and allocations. When can I sell my Shares? You may not sell shares received through the Directed Share Program until after the term of the Lock-Up Agreement has expired, which is 25 days after the date of the final prospectus relating to the IPO.

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION I've Returned the Necessary Forms, What Happens Now? When the offering is priced, the Company will determine the final allocation of shares among each person who indicated interest in participating in the Program. If you wish to purchase shares through the program, after the pricing is determined you must confirm your interest in purchasing the shares that are finally allocated to you at the offering price. There are three ways to confirm your intention to purchase: 1. Internet: If you are located in the United States and have activated your Smith Barney online account, you will be able to view the number of shares you were allocated and confirm your purchase decision through the Benefit ACCESS web site at www.benefitaccess.com. 2. Interactive Voice Response (IVR) System: If you are located in the United States you may call the IVR to obtain the number of shares you were allocated and confirm your purchase decision. The IVR number for your Program is 1-800-641-0175. You will need to know your Program's Plan Code ### which can also be found on Form 4 of this packet (Post Pricing Procedural Information). 3. Financial Consultant: This is the only option available to participants located outside of the United States. A Smith Barney Financial Consultant from the The [Moore] Group will call you to inform you of the number of shares you were allocated and to confirm your intention to purchase. In the event that the Smith Barney Financial Consultant is unable to speak with you to confirm your intention to purchase the shares allocated to you, a message will be left referencing the Directed Share Program and asking that you return the call to receive and confirm your allocation. If you wish to purchase shares through this program, you must confirm your intention to purchase the shares allocated to you, or a lesser amount, by 8:00 a.m. ET the day after pricing. Contact information can be found in the General Program Information and elsewhere in these materials. If you confirm your intention to purchase the shares, you will have entered a binding agreement and you must purchase and pay for them. A copy of the final prospectus and a written confirmation will be sent to you. If you do not confirm with Smith Barney your intention to purchase the shares allocated to you, or a lesser amount, by 8:00 a.m. ET the day after pricing you will not be obligated nor will you be able to purchase any shares through the program.

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION How and When Do I Pay For My Shares? All shares purchased through the Directed Share Program will be purchased at the initial public offering price. The price per share does not provide participants with any discount from the initial public offering price. Full payment of the purchase price for your shares must be received by Smith Barney by the settlement date, which will be four days after the pricing date. Please do not send your payment to Smith Barney unless and until you confirm to Smith Barney your intention to purchase the shares allocated to you or a lesser amount. Please mail checks directly to the [Moore] Group, even if you already have an existing Smith Barney account. Checks must be made payable to the order of Smith Barney. Write your Smith Barney account number on the face of your check. Third party checks (checks drawn by a payor other than the account name) are not acceptable. If your payment is not received by the settlement date, the shares allotted and confirmed for purchase by you, at the Company's discretion, may be made available for purchase by the general public, or reallocated to other Directed Share Program participants. In the event that the shares trade below the issue price, however, neither the Company nor Smith Barney has any obligation to reallocate your shares, and thus you will be held responsible for the full purchase price of all shares you agreed to purchase.

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION U.S. Federal Fund wires will also be accepted. Members of the [Moore] Group can work with you on completing this request. Payment in U.S. dollars is to be received within four business days after pricing date. Payment may be made by either personal check or wire. Please write your Smith Barney account number on all personal checks. Wiring and mailing instructions are as follows: Wiring Instructions: OR Check Payment Instructions: Chase Manhattan Bank NYC Made payable to: Smith Barney ABA 021 000 021 Send to: Smith Barney FBO Smith Barney The [Moore] Group Account Number: 066-198038 For further credit to: _____________ SB Account Number : ____________ Account Number : ____________ Telephone and fax numbers to assist you in the execution of all post IPO pricing/aftermarket trading: Telephone Numbers: Fax Numbers: Do not leave any sell or buy orders on the voicemail. A sell or buy order left on voicemail will not be accepted.

Name: __________________________________ Address:______________________________ Date of Birth: _____ / _____ / _____ _____________________________________ Social Security Number______________________ _____________________________________ Home Phone Number: _______________________ _____________________________________ Work Phone Number: _______________________ _____________________________________ Print Name ______________________________________________________________ Signature ________________________________________________________________ Date _____ /_____ / _____ 1. NEW ACCOUNT FORM Alternate Contact Information: Work E-mail Address ____________________________________ Home E-mail Address _____________________________ _______ Cell Phone Number ____________________________________ CUSTOMER NOTIFICATION: In order to comply with Section 326 of the USA Patriot Act, Smith Barney is required to provide the following notice to individuals who open new accounts: "U.S. Federal law requires us to obtain, verify and record information that identifies each person or entity that opens an account. As a result, when you purchase or sell securities or custody assets with our Firm, we will ask for a customer name, date of birth (for an individual), street address, and an identification number such as a Taxpayer ID number. We may also ask to see other identifying documents that will allow us to identify you and verify your account. We appreciate your cooperation."

I am interested in purchasing ___________________ shares of Common Stock (the "Shares") (minimum 100) of Cogdell Spencer Inc. (the "Company") at the initial public offering price and would like such number of Shares to be reserved for me. Please note: Employees of vendors providing goods and services to the Company may request up to a maximum of 2,000 shares. If you have an existing account with Smith Barney, please state the account number and the name of your Financial Consultant (FC) in the spaces provided below: Acct #: ____________________________Name of FC:________________________________ I acknowledge, certify and agree that: I have received a copy of the preliminary prospectus with respect to the Company's initial public offering I am not assured of obtaining any or all of the number of Shares requested hereby, and I will be notified of the number of Shares available for purchase by me. If I decide to purchase shares in the offering, I will purchase the Shares requested for my own personal account (or a joint account with a member of my immediate family) and not on behalf of any other person. This indication of interest involves no obligation or commitment of any kind, and by completing this form, I am not binding myself to purchase any Shares. I understand that the purpose of this form is to provide some indication of how many Shares may be requested by participants in the Directed Share Program and that I will be notified, after effectiveness and pricing, of the number of Shares which are available for purchase by me. I am also aware that full payment, in United States dollars, for the purchase price of the Shares allotted to me, will be required within four business days of the pricing of the offering. No shares can be sold, no offer to buy any of the Shares can be accepted and no part of the purchase price can be accepted by Smith Barney, a division of Citigroup Global Markets Inc. ("Smith Barney") until the registration statement covering the proposed offering (the "Registration Statement") has been declared effective by the United States Securities and Exchange Commission. An indication of interest is not a binding commitment and my indication may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to my confirmation of my intention to purchase Shares given after the effective date of the Registration Statement. Nothing herein is a waiver of any rights under the federal securities laws. I understand that after the Registration Statement covering the proposed offering becomes effective, copies of the prospectus in final form (the "Final Prospectus") will be available, which Final Prospectus will contain the price and other information which cannot be determined at this time. I understand that an arrangement has been made with Smith Barney to act as the administrative agent for the Directed Share Program, and that after a Registration Statement for the proposed offering becomes effective and the offering is priced, I will be contacted by a Smith Barney representative to arrange for the purchase of the number of Shares requested by me or such lesser number of Shares as may be allocated to me. 2. INDICATION OF INTEREST Print Name ______________________________________________________________ Signature ________________________________________________________________ Date _____ /_____ / _____

3. FORM W-9

After the pricing of the Common Shares of Cogdell Spencer Inc. the Smith Barney Financial Consultant team serving this Program will attempt to contact you via the telephone number you have provided. Once contacted, you will be informed of the number of shares that have been allocated to you, the price per share, and your Smith Barney Account Number. (Please note that your previously completed indication of interest is not a binding obligation. At the time you are contacted, you can either confirm to purchase all, part, or none of the Shares that the Company has allocated to you.) If you wish to purchase shares, you must confirm your intention to purchase the Shares allocated to you, or a lesser amount, by 8:00 a.m ET the day after pricing. You may confirm your purchase by either telephone or e-mail at the contact information stated below. The Plan Code for the Directed Share Program is [ ]. Smith Barney Attn: The [ Lead FC Team ] Group Address Address Telephone Numbers: Fax Numbers: [ ] [ ] Payment in U.S. dollars is to be received within 4 business days of the pricing date. Payment may be made by either personal check or wire. Please write your Smith Barney account number on all personal checks. Wiring and mailing instructions are as follows: Wiring Instructions: OR Check Payment Instructions: Chase Manhattan Bank NYC Made payable to the order of: Smith Barney ABA 021 000 021 Send to: Smith Barney FBO Smith Barney The [ Lead FC Team ] Group Account Number: 066-198038 Address For further credit to: __________ Address SB Account Number : _________ Account Number : ____________ Please do not leave any sell or buy orders on the voicemail. A sell or buy order left on voicemail will not be accepted. You must speak to one of the Smith Barney Financial Consultants in the above group. 4. POST PRICING PROCEDURAL INFORMATION (Do Not Discard)

Print Name ______________________________________________________________ Signature ________________________________________________________________ Name of Joint Account Holder_______________________________________________ Date _____ /_____ / _____ 5. IPO Questionnaire In accordance with NASD Rule 2790 (Restrictions on the Purchase and Sale of IPO's of Equity Securities), certain individuals are classified as restricted and may not participate in equity offerings. Please answer the questions below in regard to your account's eligibility. If you have any questions, please do not hesitate to contact the Smith Barney Financial Consulting team associated with this Directed Share Program. Immediate Family Member: A person's parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law and children, and any other individual to whom the person provides material support. Material support is defined as directly or indirectly providing more than 25% of a person's income in the prior calendar year. Members of the immediate family living in the same household are deemed to be providing each other with material support. Beneficial Owner: An individual or entity with any economic interest, including the right to share in gains or losses, other than management or performance based fees for operating a collective investment account, or other fees for acting in a fiduciary capacity. Beneficial interest includes interests owned directly in an account or indirectly through other accounts. Please check the appropriate box below each question: 1) Did any of the beneficial owners (or immediate family members of a beneficial owner) of the account through which you are participating in this Program act as a finder (i.e. a person who receives compensation for identifying potential investors in an offering) or in a fiduciary capacity to any managing underwriter in regard to the public offering of Cogdell Spencer Inc. shares? Yes [] No [] 2) Are any of the beneficial owners (or immediate family members of a beneficial owner) of the account through which you are participating in this Program an officer, director, general partner, associated person or employee of an NASD member firm or any other broker-dealer (other than a limited business broker- dealer)? Yes [] No [] (2A) Are any of the beneficial owners of the account through which you are participating in this Program an immediate family member of an individual who is employed by Cogdell Spencer Inc.? Yes [] No []

6. Conflicts Clearance Letter

Directed Share Program Policy Statement
Issuer Acknowledgment
Cogdell Spencer Inc. (the “Company”) in choosing Smith Barney (“SB”), a division of Citigroup Global Markets Inc. (“CGMI”), to administer and execute the directed share program (the “DSP”) agrees to the following policies and procedures:
1)	The DSP will include employees, officers and directors of the Company and certain other persons. These people will be located in the United States [only].

The DSP is only open to individuals. It is not open to entities such as partnerships, trusts or corporations.

The DSP is available to individuals who are employed by vendors serving the Company subject to a 2,000 share maximum per person.
2)	In compiling the list of eligible participants, the Company must limit all administrative communications necessary to ascertain names, addresses, email addresses and the like to verbal contact.
3)	The eligible participant list must be delivered to SB no later than 48 hours prior to the expected date of printing of the Preliminary Prospectus. The list should be delivered in spreadsheet form in the format provided by SB. SB will not accept additions to the list once the program has commenced.
4)	SB will be responsible for delivering to all eligible participants a physical copy of both the DSP documentation and the preliminary prospectus except where agreed to by SB and the Company by advice of DSP Counsel. SB will endeavor to make these materials available electronically to all U.S. based participants only.
5)	The forms included in the DSP documentation need to be returned to SB by the date specified in the program documents (subscription period). The subscription period for the submission of all forms will be strictly enforced.
6)	At the conclusion of the subscription period, the Company will review all Indications of Interest (“IOIs”) and will conclude the allocation process for these accounts no later than one day prior to pricing.
7)	Once the registration statement has been declared effective by the SEC and the transaction has been priced, participants must confirm their allocation verbally when called by the designated DSP specialist team. U.S. based participants may confirm through the DSP website.
8)	Participants have until [8:00 AM ET the day following pricing] to confirm their allocation or else risk forfeiture of the shares. The 8:00 AM deadline will be strictly enforced.
9)	In the event that all shares have not been confirmed by 8:00 AM ET the day following pricing, Citigroup Equity Capital Markets will apprise the company of the number of shares unsold, and will subsequently return all of the shares to the institutional pot by 9:00 AM ET on the first day of trading in the public markets.

10)	Once an order is confirmed with a participant it is a binding legal agreement. SB is not, however, permitted to accept payment for these shares prior to confirmation.
11)	If a participant who has confirmed to SB that they will purchase shares does not make payment by settlement date (typically trade date plus three business days), SB will apprise the Company of the number of shares for which payment has not yet been received (classified as “reneges”).

The Company must then instruct SB as to whether an extension should be granted. SB at the Company’s direction will liquidate all shares for which payment has not been received. If there is a loss relating to the sale of these shares the Company agrees to indemnify SB on any and all losses incurred on these confirmed shares. The details of this indemnity are more fully stated under separate underwriting documentation for this transaction.
12)	The Company agrees to pay all costs and expenses of the underwriters, including the fees and expenses of DSP counsel, in connection with matters related to the Directed Share Program, whether or not an underwriting agreement is ultimately negotiated, and whether or not any securities are ever sold through the Directed Share Program. Additionally, it is the understanding of the Company that the shares reserved for use under the DSP are to be considered incremental to the retail share amount that would otherwise be available for use by Smith Barney/CGMI’s existing retail client base. That is Smith Barney/CGMI should not be asked to undertake the execution of the DSP to the disadvantage of its non-DSP based retail client group that would otherwise be marketed and sold to as part of this offering.
13)	The Company will indemnify and hold harmless SB for all costs and expenses and liabilities arising directly or indirectly from SB’s performance of its responsibilities in connection with the DSP on the same terms and to the same extent as the Company’s agreement to indemnify the underwriters contained in any Underwriting Agreement entered into in connection with the IPO of which the DSP is part or, if no such agreement has been executed, then in accordance with the indemnification terms attached as Annex A hereto.
We agree to abide by all of the aforementioned policies and procedures.

By:
Dated:

EXHIBIT
The Company agrees to indemnify and hold harmless Citigroup Global Markets Inc., the directors, officers, employees and agents of Citigroup Global Markets Inc. and each person, who controls Citigroup Global Markets Inc. within the meaning of either the Act or the Exchange Act (“Citigroup Entities”), from and against any and all losses, claims, damages and liabilities to which they may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim), insofar as such losses, claims damages or liabilities (or actions in respect thereof) (i) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the prospectus wrapper material prepared by or with the consent of the Company for distribution in foreign jurisdictions in connection with the Directed Share Program attached to the Prospectus or any preliminary prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein, when considered in conjunction with the Prospectus or any applicable preliminary prospectus, not misleading; (ii) caused by the failure of any Participant to pay for and accept delivery of the securities which immediately following the Effective Date of the Registration Statement, were subject to a properly confirmed agreement to purchase; or (iii) related to, arising out of, or in connection with the Directed Share Program, except that this clause (iii) shall not apply to the extent that such loss, claim, damage or liability is finally judicially determined to have resulted primarily from the gross negligence or willful misconduct of the Citigroup Entities.